# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nuo Therapeutics, Inc., CIK 0001091596
CUSIP: 67059V209
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8285 EL RIO, 8285 EL RIO, HOUSTON, Texas (TX), 77054
Date of event which requires filing of this statement: 01/23/2026
Amends the filing with accession number 0001437749-17-015104
Filed by CIK 0001674752
Persons authorized to receive notices and communications: Scott M. Pittman, c/o Nuo Therapeutics, Inc., 8285 El Rio, Suite 190, Houston, Texas (TX), 77054, (346) 396-4770

## Reporting persons
- Pittman Scott M. (CIK 0001674752): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,610,050; shared voting power 0; sole dispositive power 5,610,050; shared dispositive power 0; aggregate amount beneficially owned 5,610,050 (11.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Nuo Therapeutics, Inc.
Address of issuer's principal executive offices: 8285 EL RIO, 8285 EL RIO, HOUSTON, Texas (TX), 77054
Comment: This Amendment No. 3 amends and supplements the Schedule 13D initially filed by Scott M. Pittman (the "Reporting Person") with the Securities and Exchange Commission on August 21, 2017, as amended July 5, 2022 and December 20, 2023 (as amended hereby, this "Schedule 13D"), with respect to the common stock, par value $0.0001 per share (the "Common Stock") of Nuo Therapeutics, Inc. (the "Company").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended as follows:

On January 23, 2026, the closing (the "Initial Closing") occurred of a Loan and Security Agreement dated January 21, 2026 (the "Loan Agreement") among the Company and certain lenders (including the Reporting Person). Upon the closing, the Reporting Person loaned $200,000 to the Company and committed to loaning $210,000 in a second funding, if requested by the Company, to be held on September 30, 2026 (a "Second Closing").

At the Initial Closing, the Company issued a Secured Promissory Note (the "Initial Note") to each of the lenders (including the Reporting Person) and upon a Second Closing, if any, the Company will issue an additional Secured Promissory Note (a "Second Note") to each of the lenders (including the Reporting Person). The Initial Note bears interest at an annual rate of 10%. Upon a Second Closing, the Second Note will bear interest at an annual rate of 12% and the interest rate of the Initial Note will also increase to an annual rate of 12% upon such Second Closing.

The maturity date of the Initial Note and any Second Note is December 31, 2028 (the "Maturity Date").

Interest on the Initial Note and, if any, the Second Note (together, the "Notes") will be payable in Interest Warrants as described below, and not in cash. Interest on the Notes will be payable and issued at the Maturity Date (or earlier upon certain prepayments as described below). Interest on the Notes will accrue on a quarterly calendar basis with partial quarters being treated as full quarters for accrual purposes.

The Notes are interest only through December 31, 2026. The principal on the Notes is repayable in cash in equal quarterly installments on the last business day of each calendar quarter commencing March 31, 2027 and continuing to the Maturity Date.

The Company may, at its option on the last business day of a calendar quarter commencing December 31, 2026, voluntarily prepay the Notes in their entirety by paying the then outstanding principal balance and all accrued interest on the Notes, subject to a prepayment fee equal to 1.5% of the then outstanding principal balance if the Notes are prepaid on or after December 31, 2026 but before December 31, 2027, with no prepayment fee applicable to such prepayments on or after December 31, 2027. The prepayment fee, if any, is payable in Prepayment Warrants as described below, and not in cash, that vest in the event of a voluntary prepayment.

In addition, the Loan Agreement mandates the prepayment of the Notes in the event of (A) an equity financing by the Company of at least $5 million, (B) certain changes in control of the Company as defined in the Loan Agreement, or (C) a default by the Company. In the event of such an equity financing or change in control, the Company has agreed to repay the Notes in their entirety by paying the then outstanding principal balance and all accrued interest on the Notes, subject to a prepayment fee equal to 2.75% of the then outstanding principal balance if such event occurs before December 31, 2026 and 1.5% of the then outstanding principal balance if such event occurs on or after December 31, 2026 but before December 31, 2027, with no prepayment fee applicable if such event occurs on or after December 31, 2027. In the event of a default, the Company has agreed to repay the Notes in their entirety by paying the then outstanding principal balance and all accrued interest on the Notes, subject to a prepayment fee equal to 2.75% of the then outstanding principal balance. The prepayment fee, if any, is payable in Prepayment Warrants as described below, and not in cash, that will vest in the event of a mandatory prepayment.

The Notes are secured by a lien upon and security interest in all of the Company's assets, including intellectual property.

The Loan Agreement contains customary representations, warranties, and covenants.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Loan and Security Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

At the Initial Closing, and pursuant to the Loan Agreement, the Company issued to each lender (including the Reporting Person) warrants, some of which are subject to vesting provisions, to purchase shares of Common Stock and agreed to issue additional warrants to purchase shares of Common Stock as payment for accrued interest under the Notes.

The warrants issued by the Company at the Initial Closing consisted of: (i) warrants representing a fee of 0.75% of each lender's commitment pursuant to the Loan Agreement (the "Commitment Warrants"); (ii) warrants representing a fee of 1.0% of each lender's initial loan amount (the "Origination Initial Warrants"); (iii) warrants representing 20% coverage of each lender's initial loan amount (the "Capital Initial Warrants"); (iv) warrants representing a fee of 1.25% of each lender's loan commitment amount, if any, at a Second Closing, vesting on September 30, 2026 only upon the occurrence of a Second Closing (the "Origination Second Warrants"); (v) warrants representing 25% coverage of each lender's loan commitment amount, if any, at a Second Closing, vesting on September 30, 2026 only upon the occurrence of a Second Closing (the "Capital Second Warrants"); and (vi) warrants representing a fee, if any, vesting only in the event of a voluntary or mandatory prepayment as described above and at a percentage as described above of each lender's then outstanding principal balance (the "Prepayment Warrants"). In addition, warrants are issuable by the Company at the Maturity Date (or earlier upon voluntary or mandatory prepayment as described above) as payment for accrued interest on the Notes (the "Interest Warrants").

Except as described above, each of the warrants issued and issuable under the Loan Agreement contains similar material terms. The exercise price of each of the warrants is $1.50 per share of Common Stock. The determination of the number of shares issuable upon exercise of each of the warrants is calculated based upon the same $1.50 exercise price. Each of the warrants contains provisions for anti-dilution and certain other adjustments, such as due to stock dividends, stock splits, and reverse stock splits. The expiration date of each warrant is January 23, 2030 (the "Expiration Date"), which is five years from Initial Closing. Subject to the vesting provisions described above, each of the warrants is exercisable at any time, or from time to time up to and including the Expiration Date, by (a) making a cash payment equal to the exercise price multiplied by the quantity of shares, or (b) on a cashless basis by receiving a net number of shares calculated pursuant to the formula set forth in the warrant, provided that the shares issuable upon exercise are not registered for sale under the Securities Act of 1933, as amended.

Accordingly, upon the Initial Closing on January 23, 2026, the Reporting Person was issued the following warrants: (i) a Commitment Warrant exercisable for 2,050 shares; (ii) an Origination Initial Warrant exercisable for 1,333 shares; (iii) a Capital Initial Warrant exercisable for 26,667 shares; (iv) an Origination Second Warrant exercisable, subject to vesting as described above, for 1,750 shares; (v) a Capital Second Warrant exercisable, subject to vesting as described above, for 35,000 shares; and (vi) a Prepayment Warrant exercisable, subject to vesting as described above, for up to 7,516 shares. In addition, an Interest Warrant exercisable for up to 55,100 shares is issuable to the Reporting Person at the Maturity Date (or earlier upon voluntary or mandatory prepayment as described above).

The foregoing description of the Commitment Warrants, Origination Initial Warrants, and Capital Initial Warrants (together, the "Initial Warrants") does not purport to be complete and is qualified in its entirety by reference to the text of the form of Initial Warrants, which is filed as Exhibit 2 hereto to and is incorporated herein by reference. The foregoing description of the Origination Second Warrants and Capital Second Warrants (together, the "Second Warrants") does not purport to be complete and is qualified in its entirety by reference to the text of the form of Second Warrants, which is filed as Exhibit 3 hereto and is incorporated herein by reference. The foregoing description of the Prepayment Warrants and Interest Warrants does not purport to be complete and is qualified in its entirety by reference to the text of the form of Prepayment Warrants and form of Interest Warrants, which are filed as Exhibits 4 and 5 respectively, hereto and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended as follows:

As described in Item 4 above, on January 23, 2026, the Reporting Person was issued Initial Warrants that are immediately exercisable for 30,050 shares of Common Stock.

As a result, the Reporting Person beneficially owns 5,610,050 shares of Common Stock, consisting of 5,400,000 shares of Common Stock held directly, 30,050 shares of Common Stock issuable upon exercise of the Initial Warrants, and 180,000 shares of Common Stock issuable upon exercise of options. The percentage beneficial ownership in Row 13 of the cover page of this Schedule 13D is based upon 48,281,625 shares of Common Stock outstanding as of January 21, 2026, as represented by the Company in the Loan Agreement.

Except as described above, the Reporting Person has not effected any transactions in the securities of the Company during the 60 days preceding the date of this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 4 above, on January 23, 2026, the Reporting Person was issued Initial Warrants that are immediately exercisable, Second Warrants that are subject to vesting (if at all) on September 30, 2026, and Prepayment Warrants that are subject to vesting (if at all) on or before December 31, 2028. In addition, an Interest Warrant is issuable to the Reporting Person at the Maturity Date (or earlier upon voluntary or mandatory prepayment as described above).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Loan and Security Agreement, dated as of January 21, 2026 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 26, 2026)
Exhibit 2: Form of Initial Warrants (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 26, 2026)
Exhibit 3: Form of Second Warrants (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed January 26, 2026)
Exhibit 4: Form of Prepayment Warrants (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed January 26, 2026)
Exhibit 5: Form of Interest Warrants (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed January 26, 2026)

## Signatures
- Pittman Scott M.: /s/ Scott M. Pittman, Scott M. Pittman (01/26/2026)